UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 18)

THE ARISTOTLE CORPORATION
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)

040 448201
(CUSIP NUMBER)

H. WILLIAM SMITH
96 CUMMINGS POINT ROAD
STAMFORD, CT 06902 (203) 358-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

MAY 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 040 448201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): GENEVE CORPORATION		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]	
3.	SEC USE ONLY		
4.	SOURCE OF FUNDS WC, OO		
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	15,984,971
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	15,984,971
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,984,971
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.6%
14.	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

The undersigned, Geneve Corporation ("Geneve"), hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

"On May 30, 2006, Geneve delivered a letter (the "May 30th Letter") to the Company's Board of Directors in respect of the proposed Merger set forth in Geneve's letter to the Board of May 22, 2006. A copy of the May 30th Letter, the contents of which are incorporated herein by reference thereto, is attached hereto as Item 7(i)."

Item 7. Material to be Filed as Exhibits.

(i) Letter, dated May 30, 2006, delivered by Geneve to the Company's Board of Directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE CORPORATION

By: /s/ Steven B. Lapin

Name: Steven B. Lapin
Title: President and Chief Operating Officer

Date: May 30, 2006

Geneve Corporation
96 Cummings Point Road
Stamford, Connecticut 06902

May 30, 2006

To: The Board of Directors of The Aristotle Corporation

Gentlemen:

Please note that paragraph seven of that certain Letter dated May 22, 2006 of Geneve Corporation ("Geneve") to the Board of Directors of The Aristotle Corporation is hereby revised such that it reads in its entirety as follows:

"Immediately prior to the November 2001 announcement of the merger transaction in June 2002 (the "2002 transaction") between Nasco International, Inc. and the predecessor Aristotle Corporation ("old Aristotle"), the price per share of the common stock of old Aristotle was about $6.50. Pursuant to the terms of the 2002 transaction, holders of the then-common stock of old Aristotle received a dividend of one share of Series I Preferred Stock for each share of common stock of old Aristotle (upon effectiveness of the 2002 transaction, the market price of the Common Stock was $2.95 per share and of the Series I Preferred Stock was $6.00 per share). During the approximate four years since the date of the 2002 transaction, there have been paid to, or accrued for, Series I Preferred Stock holders a total of approximately $2.65 per share in cash dividends. Thus, based upon Geneve's Merger proposal pursuant to which Common Stock holders and Series I Preferred Stock holders would be entitled to receive cash per share of $8.06 and $8.25, respectively, there has been an annualized rate of return of approximately 25% to minority Common Stock holders who have continued to hold the shares of Series I Preferred Stock issued in connection with the 2002 transaction."

Very truly yours,

Geneve Corporation

By /s/ Steven B. Lapin
    Steven B. Lapin
    President